MONDIAL VENTURES, INC.

December 24, 2010

Staff comment letter on Form 10-K for the Fiscal Year Ended December 31, 2009

James Giugliano
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

Dear Mr. Giugliano,

1.	Form 10-K for Fiscal Year Ended December 31, 2009 – Description of Business page 1

We inadvertently put the old tenure numbers in the previous response. The four claims were consolidated into one tenure. The tenure number is 685043. The claims are staked in the name of Mclymont Mines. We have an agreement with Mclymont Mines to hold the claims in trust for us until we are able to transfer the claims. The claims staked on December 14, 2009, expired on December 15, 2010. We will update our filings to include this information.

Please note the company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/Marc Juliar

27 CHICORA AVE
TORONTO, ON
M5R 1T7

MINING TENURE AGREEMENT

This Mining Tenure Agreement (this "Agreement") is made and entered into as of December 10, 2009 by and among Melymont Mines ("Holder") and Mondial Ventures, Inc. ("Mondial") a Nevada corporation.

WHEREAS, Holder has agreed to stake and hold a mining claim (see Exhibit A for detail of claim); and

WHEREAS, Mondial will pay for all costs to stake the claim.; and

WHEREAS, Mondial will be responsible for 100% of the costs of the claim as well as 100% of the economic benefit of the claim.

NOW, THEREFORE, in the parties hereto agree as follows:

1. (A) Agreement to Stake Claims. Holder agrees to stake the claims as set forth in Exhibit A. Mondial agrees to pay all reasonable costs associated with staking the claim.

1.1 Agreement to Transfer Control Control of Claims. Holder agrees to hold the claims until they are forfeited or terminated by Mondial. Holder also agrees to transfer for no further consideration the claims to Mondial if and when Mondial is registered with the Government of British Columbia to hold title to the claims.

1.2 Closing and Payment. Mondial agrees to pay all reasonable fees to stake and hold the claims. Such fees shall not exceed Six Thousand Dollars ($6,000).

1.3 Economic Benefit. Holder agrees that Mondial shall pay all fees and costs associated with maintaining the claims. Holders agrees that 100% of the economic benefit of any increase in value of the claims shall accure to Mondial and Holder has no to any further economic benefit from the claims.

2. Representations and Warranties of Holder. Holder hereby represents and warrants to Mondial that the statements in the following paragraphs of this Section 2 are all true and complete as of the date hereof:

2.1 Authority; Due Authorization. This Agreement has been duly and validly executed and delivered by Holder, and upon the execution and delivery by Mondial of this Agreement and the performance by Mondial of its obligations herein, will constitute, a legal, valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors' rights or by general principles of equity.

3. Representations and Warranties of Mondial. Mondial hereby represents and warrants to

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DVK

Holder that the statements in the following paragraphs of this Section 3 are all true and complete as of the date hereof:

3.1 Authorization. Mondial represents that it has full power and authority to enter into this Agreement. This Agreement has been duly and validly executed and delivered by Mondial, and upon the execution and delivery by Holder of this Agreement and the performance by Holder of its obligations herein, will constitute, a legal, valid and binding obligation of Mondial enforceable against Mondial in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors' rights or by general principles of equity.

4. General Provisions.

4.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

4.2 Governing Law; Jurisdiction. This agreement shall be governed by the laws of the Province of British Columbia.

4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. A telefaxed copy of this Agreement shall be deemed an original.

4.4 Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

4.5 Costs, Expenses. Each party hereto shall bear its own costs in connection with the preparation, execution and delivery of this Agreement.

4.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

4.7 Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HOLDER

Name: Garth Kirkam

MONDIAL

By:

Name: Marc Julian

Title: President

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GK

EXHIBIT A

Claim	Tenure #
Q2	381595
Q3	381596
Q4	381597
Q5	381598

The above expired claims will be restaked and consolidated into one tenure number. The new tenure number will be 685043.

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GK